OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

March 27, 2017

Via Electronic Transmission

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Gregory:

Thank you for your comments, received via phone conference on March 2, 2017 and subsequent comments received via phone conference on March 24, 2017, to the registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer International Equity Fund (the “Registrant” or the “Fund”) filed on January 24, 2017. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions used in your comment letter.

Prospectus

General

1.             Please update or complete all missing information.

All outdated or incomplete information will be updated in the Fund’s registration statement to be filed on or about March 27, 2017 pursuant to Rule 485B.

2.	Ticker Symbols: Please update the Fund’s series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

Ticker symbols will be added.

3.	We note that you have included Appendix A as appendix to the Fund’s Statement of Additional Information (“SAI”). Pursuant to the Investment Management Guidance Update 2016-06 (the “IMGU”), the appendix must either be attached to the prospectus or included as a standalone document subject to certain other conditions (see note 9 to the IMGU). Accordingly, please review the IMGU and revise the registration statement as appropriate. We also note that the prospectus must include a prominent statement to the effect that different financial intermediaries may impose different sales loads and that these variations are described in appendix A (see the IMGU at page 2). This disclosure should appear in the prospectus in the first paragraph under the caption "About your Account" on page 19. As a general matter we note that all financial intermediary-specific information on sales charge reductions and waivers must appear in the appendix to the prospectus not the SAI.

The requested revisions have been made.

Fees and Expenses

4.	Please include the title of Appendix A in each place it is referenced. Please also revise the narrative introduction above the fee table pursuant to the IMGU by accurately cross referencing the location of appendix A to the Prospectus not the SAI.

The requested revisions have been made.

5.	Footnote #2 under the fee table indicates that Other Expenses are estimated for the new share class. Please explain supplementally why you expect the expenses for this class to be materially different from those of the other share classes. See Instruction 3d(ii) to Item 3 of Form N-1A.

Other than the variations in 12b-1 fees for Class B, Class C and Class R and the significantly lower transfer agent expenses associated with Class I, we do not believe that expense for Class T should materially differ from the other share classes. The footnote indicating that expenses have been restated refers to 12b-1 fees on Class A shares. At the time those fees were calculated, the actual amount charged to Fund was 0.24% due to a number of accounts on which 12b-1 fees are not collected.

6.	We note that the Fund may invest in the Oppenheimer Institutional Money Market Fund.

Please confirm that the waiver only covers indirect management fees resulting from the investment in the Oppenheimer money market fund. Additionally, in the footnote please also provide the plain English description of "indirect management" fees.

The Fund confirms that the waiver only covers indirect management fees resulting from its investment in Oppenheimer Institutional Government Money Market Fund. We have revised the footnote to provide a more plain English description of “indirect management fees” by changing the language to read instead “the management fee incurred indirectly through the Fund’s investment in Oppenheimer…”.

7.	Please delete the footnote appearing under the Example table or supplementally explain why it is included in the disclosure

The footnote has been deleted.

The Fund’s Past Performance

8.	If accurate, please state that sales loads are not reflected in the bar chart and that if sales loads were reflected, returns would be less than those shown (See Form N-1A, Instruction 1 to Item 4b2). We note that class A shares are subject to a sales load.

We have included the following statement in the narrative paragraph following the heading “The Fund’s Past Performance”:

Sales charges are not reflected in the bar chart and if those charges were included returns would be less than those shown.

9.	The narrative under the bar chart indicates that the return of the fund from 1/1/16 to 12/31/16 was -1.90%; the bar chart indicates that the return was positive. Please address this apparent inconsistency.

The Fund returned 1.90% during that period. We have clarified the inconsistency and revised the narrative.

About Your Account

10.	Please revise the disclosure under the heading “About Your Account – Where Can You Buy Fund Shares” to specifically describe sales charge reductions and waivers that are not intermediary specific and apply to the relevant fund share classes in the prospectus. Please disclose all specific scheduled variations for each financial intermediary in the appendix.

The disclosure has been revised and all sales charge reductions and waivers that are not intermediary specific have been included under the heading “Sales Charge Waivers.” The appendix has been revised to reflect intermediary specific variations.

11.	In the italicized paragraph appearing under the box titled “What Classes of Shares does the Fund Offer?” please cross reference to where a discussion of intermediary- specific variations can be found in the appendix to the prospectus.

The disclosure has been revised accordingly.

12.	In the text appearing under the heading “About Class A Shares” please correct the cross reference to the appendix to the prospectus.

The disclosure has been revised accordingly.

13.	In the text appearing under the heading “Class A Purchases at Net Asset Value” please provide a cross reference to the appendix to the prospectus if relevant information is contained therein.

The disclosure has been deleted and included in the appendix.

14.	Enhance the disclosure regarding letters of intent including escrow provisions. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

The disclosure has been revised accordingly.

15.	In the text appearing under the heading “Class A Contingent Deferred Sales Charge” please correct the cross reference to the appendix to the prospectus.

The disclosure has been revised accordingly.

16.	In the text appearing under the heading “About Class T Shares” please correct the cross reference to the appendix to the prospectus.

The disclosure has been revised accordingly.

17.	Please discuss any waivers or reductions applicable to Class B shares under the heading “About Class B Shares”. If appropriate please cross reference to Appendix A for a discussion of any variations in the waivers or reductions pertaining to financial intermediaries. Please make conforming changes to the same paragraph appearing under the heading "About Class C shares".

The disclosure has been revised to include all generic waivers under the section titled “Sales Charge Waivers.”

18.	In the text appearing under the heading “Contingent Deferred Sales Charges” please correct the cross reference to the appendix to the prospectus.

The disclosure has been revised accordingly.

19.	Please move all disclosure pertaining to CDSCs, sales charge waivers and distribution and service plans to appear with the rest of the information required by Item 12 of Form N-1A.

The requested disclosure has been moved so that all the information required by Item 12 appears together.

20.	Please move all disclosure pertaining to the Fund’s distribution and service (12b-1) plans so that it appears with the rest of the Item 12 disclosure as discussed with the staff on March 24, 2017.

The requested disclosure has been moved accordingly.

21.	In the text appearing under the heading “Sales Charge Waivers” please correct the cross reference to the appendix to the prospectus.

The disclosure has been revised accordingly.

How to Buy, Sell and Exchange Shares

22.	We find the last sentence appearing under the heading “Buying Shares through a Financial Intermediary” to be confusing; we note that all sales charge waivers and reductions of sales charges including CDSCs relating to the fund’s shares must be included in the prospectus and any variations to such charges and waivers by financial intermediaries must be located in an appendix to the prospectus. Please review the sentence for clarity a revise as appropriate.

The disclosure has been revised accordingly.

Statement of Additional Information

Board of Trustees and Oversight Committee

23.	Please update all figures to 2016 where appropriate.

All information has been updated accordingly.

24.	Please address any inconsistencies that relate to the fund’s fiscal year end throughout the SAI.

All inconsistencies related to the Fund’s fiscal year end have been addressed.

25.	In the table under the heading “Regular Broker Dealers”, please explain why the figures are not as of the fund’s most recent fiscal year end.

The figures have been updated as of the fund’s most recent fiscal year.

26.	Please explain why the figures appearing under the heading “Distribution and Service Plan Arrangements” are not for the last three fiscal years as indicated in the narrative above the tables

The figures have been updated for the past three fiscal years.

About Your Account

27.	Please delete references to the Sales Charge Waiver Appendix throughout the SAI as it should be moved to the prospectus.

The disclosure has been revised accordingly.

Appendix A

28.	Please review Appendix A and revise it to include only financial intermediary-specific waivers and reductions. For example, do not include any disclosures on waivers and reductions that apply only to the Oppenheimer funds and that are disclosed in the prospectus.

The Appendix has been revised accordingly.

29.	In the first sentence of the first paragraph in the Appendix, please clarify that only the relevant Oppenheimer fund share classes are subject to the intermediary-specific reductions and waivers as discussed via phone conference on March 24, 2017.

The disclosure has been revised accordingly.

30.	Please delete the first sentence of the second paragraph appearing under “Special Sales Charge Arrangements and Waivers.” The appendix should be clear as to operation of each section and should not be subject to discretion of distributor or transfer agent.

The sentence has been deleted.

31.	With respect to the second sentence in the second paragraph appearing under “Special Sales Charge Arrangements and Waivers”, please note that the prospectus must be updated if you amend or terminate any waivers or special arrangements with financial intermediaries with respect to such charges and waivers.

The disclosure is included to provide shareholders with notice that a waiver or special arrangement may change in the future. The Fund notes that it will update its prospectus in the event it amends or terminates any such waivers or arrangements with financial intermediaries.

32.	The sentence appearing directly under the heading “Applicability of Class A Contingent Deferred Sales Charges and Concession Payments in Certain Cases” is confusing; Please clarify the meaning of this sentence and how it relates to the waiver of class A sales charges. Please also make a conforming change where similar disclosure is found in the appendix (e.g. Class T shares).

The sentence is intended to clarify that share class conversions are effectuated at net asset value without the imposition of a sales charge. The sentence has been removed from the appendix.

33.	Specify which brokers, dealers, banks or RIAs have agreements with the distributor with respect to waivers including such language; generic disclosure does not inform investors of which financial intermediaries have such agreements with the distributor. Please make conforming changes to the remainder of the disclosure in the Appendix.

The appendix has been revised to specify the financial intermediaries whose clients are entitled to certain waivers.

34.	Please revise the fourth paragraph in the Appendix as discussed with staff on March 24, 2017.

The paragraph has been revised accordingly.

* * * * *

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Adrienne M. Ruffle

Associate General Counsel

cc: Joseph Benedetti, Esq.

Cynthia Lo Bessette, Esq.

Kramer Levin Naftalis & Frankel LLP

Ropes & Gray LLP